SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                          FORM 11-K

(Mark One)
     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended       December 31, 1994
                          ----------------------------------------------


                                  OR


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                          to
                               ----------------------       ------------


Commission file number    33-56678
                      --------------------------------------------------


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


       APPLIED BIOSCIENCE INTERNATIONAL INC. U.S. RETIREMENT SAVINGS PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


               APPLIED BIOSCIENCE INTERNATIONAL INC.
               4350 North Fairfax Drive
               Arlington, VA  22203

        Applied Bioscience International Inc. U.S. Retirement Savings Plan

                                      Index



                                                                            Page
                                                                            ----

Report of Independent Public Accountants                                    F-1

Statements of Net Assets Available for Plan Benefits -
    As of December 31, 1994 and 1993                                        F-3

Statement of Changes in Net Assets Available for Plan Benefits -
    For the Year Ended December 31, 1994                                    F-4

Notes to Financial Statements -
    As of December 31, 1994 and 1993                                        F-5

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes -
    As of December 31, 1994                                                 F-8

Schedule II - Item 27b - Schedule of Loans or Fixed Income Obligations -
    For the Year Ended December 31, 1994                                    F-9

Schedule III - Item 27d - Schedule of Reportable Transactions -
    For the Year Ended December 31, 1994                                    F-20

Schedules Omitted Because There Were No Such Items
    For the Year Ended December 31, 1994:

        Nonexempt Transactions

        Leases in Default or Classified as Uncollectible

            Report of Independent Public Accountants




To the Administrative Committee of the
Applied Bioscience International Inc.
U.S. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Applied Bioscience International Inc. U.S. Retirement Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the schedules referred to below based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Smith Barney Corporate Trust Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1993 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 1, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1993. The form and content of the information included in the 1993 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Applied Bioscience International Inc. U.S. Retirement Savings Plan as of December 31, 1994, and for the year then ended present fairly, in all material respects, the net assets available for plan benefits of the Applied Bioscience International Inc. U.S. Retirement Savings Plan as of December 31, 1994, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1994, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1994, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /s/ ARTHUR ANDERSEN LLP

Washington, D.C.,
July 14, 1995

          Applied Bioscience International Inc. U.S. Retirement Savings Plan

                 Statements of Net Assets Available for Plan Benefits
                           As of December 31, 1994 and 1993



                                                     1994            1993
                                                 ------------     ------------

Assets:
    Investments, at market value-
        Participant directed:
            Domestic Equity Fund                 $  4,317,007     $  3,915,777
            Domestic Balanced Fund                  4,869,582        4,217,534
            International Fund                      2,297,003        1,979,301
            Fixed Income Fund                       2,905,074        2,837,320
            APBI Stock Fund                           926,112          816,091
            Participant loans                         759,372          456,825
    Accrued income                                     14,352           78,453
    Contributions receivable-
        Employer                                      176,918          102,789
        Employee                                      479,385          275,107
                                                 ------------     ------------
                Total assets                       16,744,805       14,679,197
                                                 ------------     ------------

Liabilities:
    Accrued expenses                                    7,000            6,065
    Refunds payable to participants                    28,538               -
                                                 ------------     ------------
                Total liabilities                      35,538            6,065
                                                 ------------     ------------
Net assets available for plan benefits            $16,709,267      $14,673,132
                                                 ============     ============

















The accompanying notes are an integral part of these financial statements.

                            Applied Bioscience International Inc. U.S. Retirement Savings Plan

                              Statement of Changes in Net Assets Available for Plan Benefits
                                           For the Year Ended December 31, 1994

                                                                                  Participant Directed
                                                         -------------------------------------------------------------------
                                                                           Domestic
                                                          Domestic         Balanced        International        Fixed
                                                         Equity Fund         Fund              Fund          Income Fund
                                                         -----------       ----------      -------------     -----------
Net assets available for plan benefits.
  beginning of year                                      $3,915,777        $4,217,534        $1,979,301      $2,837,320
                                                         ----------        ----------        ----------      ----------

Additions:
    Contributions-
        Employer                                            315,560           342,899           223,555         201,604
        Employee                                            786,984           845,388           558,676         494,561
    Transfers from outside plans                            287,850           192,689           176,563         195,063
    Earnings from investments                                52,264           202,451            39,062         179,367
    Interest from participant loans                           9,232             9,944             8,041           8,988
    Net realized and unrealized (depreciation)
      appreciation on investments                          (157,309)          (67,812)         (132,741)        (96,577)
                                                         ----------        ----------        ----------      ----------
                Total additions                           1,294,581         1,525,559           873,156         983,006
                                                         ----------        ----------        ----------      ----------

Deductions:
    Benefits paid to participants                          (768,829)         (859,404)         (541,373)       (913,390)
    Refunds payable to participants                            -                 -                 -               -
    Administrative expenses                                 (55,689)          (60,102)          (30,716)        (34,846)
                                                         ----------        ----------        ----------      ----------
                Total deductions                           (824,518)         (919,506)         (572,089)       (948,236)
                                                         ----------        ----------        ----------      ----------

Interfund transfers                                         (68,833)           45,995            16,635          32,984
                                                         ----------        ----------        ----------      ----------
Net assets available for plan benefits, end of year      $4,317,007        $4,869,582        $2,297,003      $2,905,074
                                                         ==========        ==========        ==========      ==========

                                                                             Participant Directed
                                                         -------------------------------------------
                                                           APBI Stock      Participant                      1994
                                                              Fund            Loans          Other          Total
                                                           ----------      -----------     ---------     -----------
Net assets available for plan benefits.
  beginning of year                                          $ 816,091        $456,825     $ 450,284     $14,673,132
                                                             ---------        --------     ---------     -----------

Additions:
    Contributions-
        Employer                                                55,139            -          176,918       1,315,675
        Employee                                               126,956            -          479,385       3,291,950
    Transfers from outside plans                                32,471            -             -            884,636
    Earnings from investments                                    2,028            -             -            475,172
    Interest from participant loans                              2,438            -             -             38,643
    Net realized and unrealized (depreciation)
      appreciation on investments                               40,860            -           14,352        (399,227)
                                                             ---------        --------     ---------     -----------
                Total additions                                259,892            -          670,655       5,606,849
                                                             ---------        --------     ---------     -----------

Deductions:
    Benefits paid to participants                             (205,230)        (60,032)         -         (3,348,258)
    Refunds payable to participants                               -               -          (28,538)        (28,538)
    Administrative expenses                                     (5,565)           -           (7,000)       (193,918)
                                                             ---------        --------     ---------     -----------
                Total deductions                              (210,795)        (60,032)      (35,538)     (3,570,714)
                                                             ---------        --------     ---------     -----------

Interfund transfers                                             60,924         362,579      (450,284)           -
                                                             ---------        --------     ---------     -----------
Net assets available for plan benefits, end of year          $ 926,112        $759,372     $ 635,117     $16,709,267
                                                             =========        ========     =========     ===========

       The accompanying notes are an integral part of this financial statement.

  Applied Bioscience International Inc. U.S. Retirement Savings Plan

                  Notes to Financial Statements
                As of December 31, 1994 and 1993


1.  Description of the Plan and Summary
    of Significant Accounting Policies:

Description of the Plan

The following brief description of the Applied Bioscience
International Inc. U.S. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a qualified cash or deferred plan organized under section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan covers all employees of Applied Bioscience International Inc. (the "Company" or "APBI").

Contributions and Participant Accounts

Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll reduction contribution made to the trust by each participant who has at least one hour of service during the plan year, provided, however, that Company contributions cannot exceed 3.0 percent of each participant's compensation, as defined, for the period. Compensation, as defined, will not exceed the limits imposed by the Internal Revenue Service ("IRS"). The Company, at its sole discretion, may make an additional contribution. Participants' voluntary contributions are limited by the Plan.

All employee and employer contributions are fully vested and nonforfeitable and are subject to losses on trust asset investments.

Individual accounts are maintained for each participant and include the participant's contributions, a share of the Company's contributions, gains and losses on investment activities, and a share of the Plan's administrative expenses. Participants who receive a distribution during any quarter of the plan year do not share in the current quarter's gains and losses on investment activities and administrative expenses. Payments are generally made at the beginning of the quarter.

Distributions to Participants

Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. However, the Plan stipulates that distributions must commence no later than April 1 of the calendar year in which the participant reaches the age of 70 1/2 or the year the participant separates from service, if later. In certain hardship situations, as described in the Plan, participants may withdraw part of their account balances while actively employed.

Refunds to Participants

During 1994, the Plan did not meet the Average Deferral
Percentage and Average Contribution Percentage tests.  Refunds of
$28,538 will be paid out to participants during 1995.

Participant Loans

The Plan allows the participants to borrow against their account balances, subject to limitations. Only one outstanding loan per participant is allowed.

Investments

Consistent with Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, the plan administrator instructed the independent public accountants not to audit the information certified as complete and accurate by Smith Barney Corporate Trust Company as of December 31, 1993. This certification applies to substantially all plan assets and transactions as of December 31, 1993. The plan administrator did not instruct the independent public accountants to limit their testing scope as of December 31, 1994.

At December 31, 1994, the investments were allocated among five
Smith Barney Corporate Trust Company trust funds as follows.

                                         Cost          Market
                                    ------------    ------------
     Domestic Equity Fund           $  4,322,127    $  4,317,007
     Domestic Balanced Fund            4,869,582       4,869,582
     International Fund                2,297,003       2,297,003
     Fixed Income Fund                 2,905,074       2,905,074
     APBI Stock                          768,266         926,112
                                    ------------    ------------
      Total investments              $15,162,052     $15,314,778
                                    ============    ============

Participants may allocate their contributions among the following investment funds.

    1.  Domestic Equity Fund - The fund is managed by IDS Growth
        --------------------
        Spectrum Advisors. The objective of the fund is to outperform the Standard and Poor's 500 Index over a complete market cycle by investing in large and mid-capitalization growth companies which the advisor believes to be fundamentally sound. Growth is defined as sales and earnings growth of at least 20 percent per year over the next three to five years.

    2.  Domestic Balanced Fund - The fund is managed by INVESCO
        ----------------------
        MIM, Inc. ("INVESCO"). INVESCO seeks to achieve consistently superior rates of return while trying to minimize risk. INVESCO seeks to outperform a weighted index of 50 percent Standard and Poor's stocks and 50 percent Shearson Lehman Brothers Corporate Bond Index. INVESCO portfolios include a mix of stocks, bonds and cash. INVESCO's maximum equity exposure is 80 percent, but generally equities will represent 50 to 60 percent of the portfolio.

    3.  International Fund - The fund is managed by Murray
        ------------------
        Johnstone International ("MJI"). MJI seeks to achieve results over a full market cycle which are superior to the Morgan Stanley European and Far East Index. Stock selection is based on an economic analysis of industrialized countries, their economic industry sectors and the fundamentals of individual companies.

    4.  Fixed Income Fund - The fund is managed by Shearson
        -----------------
        Lehman Advisors Government Securities Management. The fund invests only in U.S. Treasury securities and/or cash equivalents. The objective is to outperform treasury bills by 0.75 to 1.5 percent over a market cycle.

    5.  APBI Stock Fund - Participants are given the option of
        ---------------
        allocating a portion of their contributions to APBI common stock.


Market values are determined using the last reported sales price on the last business day of the Plan year.

In accordance with the Company's policy of stating investments at current market value, net unrealized appreciation and depreciation is reflected in the accompanying statement of changes in net assets available for plan benefits. Earnings from investments are recorded as earned using the accrual method of accounting.

On January 1, 1995, the Plan converted from privately managed investment funds to mutual funds. In preparation of the conversion, investments held in the Smith Barney Corporate Trust
Company trust funds consisted of the following at December 31, 1994.

                                                  Cost            Market
                                            -------------    -------------
     Cash                                   $     173,459    $     173,459
     Smith Barney Corporate Reserve
       Deposit Account                         14,144,078       14,144,078
     Stocks                                       844,515          997,241
                                            -------------    -------------
                     Total                    $15,162,052      $15,314,778
                                            =============    =============

Trustee

In July 1992, the Company entered into a written agreement whereby Smith Barney Shearson was designated as plan trustee.
Smith Barney Corporate Trust Company is the plan custodian.

Employee Contributions Receivable

Employee contributions receivable includes payments which were in transit to the trustee at December 31, 1994, and thus, were not reflected as investments.

Plan Termination

While the Company has no present intention of doing so, it has the right to terminate the Plan at any time.

Form 5500 Reconciliation

The following adjustment reconciles the Plan's financial statements to the 1994 Form 5500.

        Net assets available for plan benefits                       $16,709,267
            Benefits payable accrued on Form 5500                      1,716,254
                                                                     -----------
        Net assets available for plan benefits per Form 5500         $14,993,013
                                                                     ===========

Benefits payable represent amounts due to participants at December 31, 1994, that were paid subsequent to year-end and are accrued for Form 5500 purposes but recorded when paid for financial reporting purposes.

2.Reportable Transactions:

The items listed in the schedule of reportable transactions represent all transactions or series of transactions which individually or in the aggregate are in excess of 5 percent of the market value of the Plan's assets at the beginning of the plan year and are reportable under Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

3.Tax Status:

The trust established under the Plan to hold the Plan's assets is designed to qualify as tax-exempt under the Internal Revenue Code, and accordingly, the trust's investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated May 26, 1992, from the IRS. The Plan was restated effective January 1, 1993, to comply with final regulations of the Tax Reform Act of 1986. In March 1995, the Plan's sponsor requested favorable determination of the continued qualification of the Plan as restated. The Plan's sponsor believes that the Plan continues to qualify and to operate as designed.

4.Related-Party Transactions:

The Company may, at its discretion, pay administrative expenses of the Plan. Any administrative expenses not paid by the Company will be paid from the Plan's assets. During 1994 and 1993, the Company paid the accounting and legal expenses of the Plan.

                                                                                                          Schedule I

                            Applied Bioscience International Inc. U.S. Retirement Savings Plan

                               Item 27a - Schedule of Assets Held for Investment Purposes
                                                 As of December 31, 1994


                                                Description of Investment Including
                                                 Maturity Date, Rate of Interest,
  Identity of Issuer, Borrower, Lessor           Collateral, Par or Maturity Value                     Current Value
                                             ---------------------------------------                   -------------
            or Similar Party                                                               Cost
-------------------------------------                                                 --------------
Domestic Equity Fund:

  Cash                                                                                $       78,713   $    78,713
  Reserve Deposit Account (RDA VI)           Money Market fund, 4,152,018 units            4,152,018     4,152,018
  Carnival Corporation                       Common Stock, 4,060 shares                       91,396        86,276
                                                                                      --------------   ------------
      Total Domestic Equity Fund                                                           4,322,127     4,317,007
                                                                                      --------------   ------------

Domestic Balanced Fund:
  Cash                                                                                        44,139        44,139
  Reserve Deposit Account (RDA VI)           Money Market fund, 4,825,443 units            4,825,443     4,825,443
                                                                                      --------------   ------------
      Total Domestic Balanced Fund                                                         4,869,582     4,869,582
                                                                                      --------------   ------------

International Fund:
  Cash                                                                                           433           433
  Reserve Deposit Account (RDA VI)           Money Market fund, 2,296,570 units            2,296,570     2,296,570
                                                                                      --------------   ------------
      Total International Fund                                                             2,297,003     2,297,003
                                                                                      --------------   ------------

Fixed Income Fund:
  Cash                                                                                        49,926        49,926
  Reserve Deposit Account (RDA VI)           Money Market fund, 2,855,148 units            2,855,148     2,855,148
                                                                                      --------------   ------------
      Total Fixed Income Fund                                                              2,905,074     2,905,074
                                                                                      --------------   ------------

APBI Stock Fund:
  Cash                                                                                           248           248
  Reserve Deposit Account (RDA VI)           Money Market fund, 14,899 units                  14,899        14,899
  Applied Bioscience International Inc.      Common Stock, 165,630 shares                    753,119       910,965
                                                                                      --------------   ------------
      Total APBI Stock Fund                                                                  768,266       926,112
                                                                                      --------------   ------------

Participant Loans                            Participant loans with interest rates
                                               from 6.5% to 12.25%                           759,372       759,372
                                                                                      --------------   ------------
Total assets held for investment purposes                                                $15,921,424   $16,074,150
                                                                                      ==============   ============

                 The accompanying notes are an integral part of this schedule.


                                                                           Schedule II

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Clemons, II, Eddie          $2,700.00       $1,127.34        $37.69       $1,572.66






Dierssen, Heidi              1,400.00         -             -                402.33






Kennedy, David                 947.00          504.69         27.14          442.31






Londono, Rodrigo             4,142.81        1,419.49        128.80        2,227.52





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Clemons, II, Eddie          -  401(k) loan.                                                                 $1,572.66      $45.87
                            -  7% interest rate.
                            -  Original maturity date on loan is May 31, 1996.
                            -  Total outstanding balance due upon termination of employment.
                            -  Trustee has first priority security interest in borrower's 401(k)
                               accounts under the Plan.

Dierssen, Heidi             -  401(k) loan.                                                                    402.33        8.21
                            -  7% interest rate.
                            -  Original maturity date on loan is December 31, 1993.
                            -  Total outstanding balance due upon termination of employment.
                            -  Trustee has first priority security interest in borrower's 401(k)
                               accounts under the Plan.

Kennedy, David              -  401(k) loan.                                                                    442.31        2.58
                            -  7% interest rate.
                            -  Original maturity date on loan is December 15, 1994.
                            -  Total outstanding balance due upon termination of employment.
                            -  Trustee has first priority security interest in borrower's 401(k)
                               accounts under the Plan.

Londono, Rodrigo            -  401(k) loan.                                                                  2,227.52        6.50
                            -  7% interest rate.
                            -  Original maturity date on loan is October 31, 1996.
                            -  Total outstanding balances due upon termination of employment.
                            -  Trustee has first priority security interest in borrower's 401(k)
                               accounts under the Plan.




         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------

Ransom, Christine            1,500.00          336.88         21.98        1,163.12






Shinn, Noel                  1,200.00          188.55         26.09        1,011.45






Vajda, Ivan                  4,000.00          338.10         60.34        3,009.20






Wagner, Albert               4,240.00            0.00          0.00        4,240.00






Coates, Dora                 6,900.00          649.57        100.22        3,201.06


                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Ransom, Christine            -  401(k) loan.                                                                  1,163.12    33.92
                             -  7% interest rate.
                             -  Original maturity date on loan is March 24, 1995.
                             -  Total outstanding balances due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Shinn, Noel                  -  401(k) loan.                                                                  1,011.45    11.80
                             -  7% interest rate.
                             -  Original maturity date on loan is July 15, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Vajda, Ivan                  -  401(k) loan.                                                                  3,009.20   201.87
                             -  7% interest rate.
                             -  Original maturity date on loan is October 20, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Wagner, Albert               -  401(k) loan.                                                                  4,240.00    74.20
                             -  7% interest rate.
                             -  Original maturity date on loan is April 15, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Coates, Dora                 -  401(k) loan.                                                                  3,201.06     0.00
                             -  7.5% interest rate.
                             -  Original maturity date on loan is January 1, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


The accompanying notes are an integral part of this schedule.

                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------







Stein, Tamara                1,000.00            0.00          0.00           36.69






Nugent, Justin               2,124.36            0.00          0.00        2,124.36






Cox, Deneen                  1,826.50           48.47         14.71            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Stein, Tamara                -  401(k) loan.                                                                     36.69      0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is August 31, 1993.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Nugent, Justin               -  401(k) loan.                                                                  2,124.36    148.71
                             -  7% interest rate.
                             -  Original maturity date on loan is August 15, 1994.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Cox, Deneen                  -  401(k) loan.                                                                      0.00      0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is October 15, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.




         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Colleton, Moses D.           2,100.00          330.19         68.12            0.00






Cummings, Timothy            1,800.00           25.14         10.46            0.00






Dorrian, Richard             3,175.00          576.57         78.53            0.00






Edmundson, Wanda             1,300.00           97.33          6.35            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Colleton, Moses D.           -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is February 21, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Cummings, Timothy            -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is July 31, 1999.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Dorrian, Richard             -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is March 22, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Edmundson, Wanda             -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is December 16, 1994.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------

Evans, Shirley               2,100.00          370.33         77.87            0.00






Honohan, Susan               1,100.00           79.27         11.53            0.00






Joffrion, James              1,780.00          104.10         15.27            0.00






Joffrion, Kathryn              946.00           92.49         13.26            0.00






                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Evans, Shirley               -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is January 10, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Honohan, Susan               -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is May 31, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Joffrion, James              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is December 15, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Joffrion, Kathryn            -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is November 30, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Jones, Pamela                2,000.00          905.74         51.27            0.00






Lemon, Alan                  1,208.01          366.99         38.16            0.00






May, Donald                  1,500.00           58.61         10.78            0.00






Moore, Patricia              2,018.47            0.00          0.00            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Jones, Pamela                -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is February 24, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Lemon, Alan                  -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is September 15, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

May, Donald                  -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is May 31, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Moore, Patricia              -  401(k) loan.                                                                      0.00    0.00
                             -  7.0% interest rate on loan.
                             -  Original maturity date on loan is December 15, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Morrison, George             2,100.00          278.10         69.60            0.00






Oboh, Oke                    4,158.93        1,817.16         96.84            0.00






Orkusz, Stanislaw            1,550.00       902,56            24.59            0.00






Perenyi, Teresa              1,300.00           91.43         23.37            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Morrison, George             -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is June 13, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Oboh, Oke                    -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is February 24, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Orkusz, Stanislaw            -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is August 15, 1993.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Perenyi, Teresa              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is May 15, 1993.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.

                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Roseberry, Jennifer          5,300.00          865.10        119.14            0.00






Rue, Susan                   2,000.00          433.94         57.87            0.00






Sandoval, Michael            3,500.00          965.12        118.18            0.00






Slattery, Richard            1,150.00           77.78         27.22            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Roseberry, Jennifer          -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is April 19, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Rue, Susan                   -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is February 29, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Sandoval, Michael            -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is December 1, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Slattery, Richard            -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is June 12, 1998.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Soliz, Blanca                1,000.00          277.95         31.50            0.00






Sperry, Kenneth              5,000.00          587.45         83.23            0.00






Szymczak, Linda              1,500.00            0.00          0.00            0.00






Trimble, Evelyn              2,840.00          852.83         53.17            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Soliz, Blanca                -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is November 3, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Sperry, Kenneth              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is April 30, 1996.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Szymczak, Linda              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is June 30, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Trimble, Evelyn              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is April 7, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Weathers, Elizabeth          1,700.00           33.24          4.77            0.00






Williams, Lori               1,300.00          361.30         41.00            0.00






Burtis, Diann               12,932.00          451.84        298.46            0.00






Boykin, Kenneth              3,420.00          318.69         70.67            0.00





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Weathers, Elizabeth          -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is December 15, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Williams, Lori               -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is November 3, 1995.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Burtis, Diann                -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is December 15, 2003.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.

Boykin, Kenneth              -  401(k) loan.                                                                      0.00    0.00
                             -  7% interest rate.
                             -  Original maturity date on loan is April 4, 1997.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.


                                                                  Schedule II (Cont'd)

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27b - Schedule of Loans or Fixed Income Obligations
                                    For the Year Ended December 31, 1994

                                                                          Unpaid
                           Original                                      Principal
      Identity of          Amount of       Amount Received in 1994        Balance
                                           -------------------------
        Obligor              Loan          Principal       Interest      at 12/31/94
-----------------------   -------------  --------------  ------------  --------------
Roy, Jr., James              3,470.00           97.18         40.06        3,372.82





                                                                                                                Amount Overdue
      Identity of                                                                                                 at 12/31/94
                                                                                                        ---------------------------
        Obligor                                          Description of Loan                                Principal     Interest
-----------------------    --------------------------------------------------------------------         -------------  ------------
Roy, Jr., James              -  401(k) loan.                                                                  3,372.82    29.51
                             -  7% interest rate.
                             -  Original maturity date on loan is September 30, 1999.
                             -  Total outstanding balance due upon termination of employment.
                             -  Trustee has first priority security interest in borrower's 401(k)
                                accounts under the Plan.


         The accompanying notes are an integral part of this schedule.

                                                                          Schedule III

                    Applied Bioscience International Inc. U.S. Retirement Savings Plan

                          Item 27d - Schedule of Reportable Transactions
                                    For the Year Ended December 31, 1994

                                                         Description of Asset
         Identity of Party                                 (Include Interest                        Purchase
              Involved                                    Rate and Maturity)                          Price        Number
--------------------------------      -------------------------------------------------------      -------------   ------
Aggregated Transactions:

    Smith Barney Corporate Trust
      Company                         All Funds' Reserve Deposit Accounts (RDA VI)                 $23,005,980       484

    Smith Barney Corporate Trust
      Company                         Federal Farm Systemwide Bonds, 3.83%, maturing 3/1/95            587,096         1

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 8.75%, maturing 5/15/17                     608,163         3

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 7.88%, maturing 7/31/96                   1,042,954         1

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 6.88%, maturing 8/15/94                   1,099,834         1

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 6.00%, maturing 11/15/94                    832,029         5

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 5.50%, maturing 2/15/95                   1,143,371         2

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 3.88%, maturing 3/31/95                     869,005         2

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 3.88%, maturing 4/30/95                     827,433         1

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 4.25%, maturing 7/31/95                   1,097,699         2

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 6.13%, maturing 7/31/96                   1,267,555         4

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 8.50%, maturing 5/15/95                     185,706         7

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 8.50%, maturing, 8/15/95                  1,175,084         2

Single Transaction-

    Smith Barney Corporate Trust
      Company                         U.S. Treasury Notes, 7.88%, maturing 7/31/96                        -            -


                                                                                Current Value of            Net
         Identity of Party            Selling                     Cost of         Transaction         Appreciation
              Involved                 Price        Number      Assets Sold          Date            (Depreciation)
--------------------------------     -----------    ------      ------------    ----------------     --------------
Aggregated Transactions:

    Smith Barney Corporate Trust
      Company                        $10,339,073      415        $10,339,073      $10,339,073           $       -

    Smith Barney Corporate Trust
      Company                            586,958        1            587,096          586,958                (138)

    Smith Barney Corporate Trust
      Company                            609,473        1            608,163          609,473               1,310

    Smith Barney Corporate Trust
      Company                          1,059,219        1          1,042,954        1,059,219              16,265

    Smith Barney Corporate Trust
      Company                          1,091,264        3          1,099,834        1,091,264              (8,570)

    Smith Barney Corporate Trust
      Company                            820,159        2            832,029          820,159             (11,870)

    Smith Barney Corporate Trust
      Company                          1,839,699        3          1,844,672        1,839,699              (4,973)

    Smith Barney Corporate Trust
      Company                            870,010        1            869,005          870,010               1,005

    Smith Barney Corporate Trust
      Company                            827,563        1            827,432          827,563                 131

    Smith Barney Corporate Trust
      Company                          1,090,380        1          1,097,699        1,090,380              (7,319)

    Smith Barney Corporate Trust
      Company                          1,247,773        2          1,267,555        1,247,773             (19,782)

    Smith Barney Corporate Trust
      Company                            594,333        1            621,267          594,333             (26,934)

    Smith Barney Corporate Trust
      Company                          1,161,170        1          1,175,184        1,161,170             (14,014)

Single Transaction-

    Smith Barney Corporate Trust
      Company                          1,042,954        1          1,059,219        1,042,954             (16,265)


            The accompanying notes are an integral part of this schedule.

                              SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


    APPLIED BIOSCIENCE INTERNATIONAL INC. U.S. RETIREMENT SAVINGS PLAN


    Date  September 21, 1995       By   /s/ Jamie G. Donelan
          ---------------------        -------------------------------------
                                              Controller
                                        (Chief Accounting Officer)

                             INDEX TO EXHIBITS



                                                   Sequential
         Exhibit Description                       Page Number
         -------------------                       -----------
         Consent of Arthur Andersen LLP

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated July 14, 1995, included in this Form 11-K, into Applied Bioscience International Inc.'s previously filed Registration Statement on Form S-8, File No. 33-56678.



                              /s/ ARTHUR ANDERSEN LLP

Washington, D.C.
 September 19, 1995